Amendment

The Investment Advisory Agreement by and between Sentinel Group Funds, Inc. and Sentinel Advisors Company dated June 1, 1997 relating to the High Yield Bond Fund ("Agreement") is hereby amended as of February 1, 2006 to delete Paragraph 3 "Compensation of Advisors" and replace it with the following:

"3.      COMPENSATION OF ADVISOR

         As compensation in full for services rendered under this Agreement, the Fund will pay to Advisor a monthly fee determined as follows:

         0.70% per annum on the first $500 million of the Fund's average daily net assets; 0.65% per annum on the next $300 million of such assets; 0.60% per annum on the next $200 million of such assets; 0.50% per annum on the next $1 billion of such assets; and 0.40% of such assets over $2 billion.

The amounts payable to Advisor shall be based upon the value of the net assets as of the close of business each day. Such amounts shall be prorated among the several classes of shares of the Fund in proportion to their respective daily net asset values and shall be paid monthly."

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.              SENTINEL ADVISORS COMPANY


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Christian W. Thwaites                   Christian W. Thwaites
President & Chief Executive Officer     President & Chief Executive Officer